SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Accelerate Diagnostics, Inc.

(Name of Issuer)

Common Stock, $0.001 per share par value

(Title of Class of Securities)

00430H 102

(CUSIP Number)

John Patience c/o Accelerate Diagnostics, Inc. 3950 South Country Club, Suite 470 Tucson, Arizona 85714
(520) 365-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00430H 102
1	Names of Reporting Persons. John Patience
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds	PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	6,500,070
	8	Shared Voting Power	0
	9	Sole Dispositive Power	6,500,070
	10	Shared Dispositive Power	0

11	Aggregate Amount Beneficially Owned by Each Reporting Person	6,500,070
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11)	12.7%
14	Type of Reporting Person	IN

CUSIP No. 00430H 102

This Amendment No. 3 amends and supplements that certain Statement on Schedule 13D filed on May 3, 2012 by Abeja Ventures, LLC (“Abeja”), as amended by that certain Amendment No. 1 filed on July 9, 2012 by Abeja, Jack W. Schuler, John Patience and Lawrence Mehren, as amended by that certain Amendment No. 1 filed on March 20, 2013 by Mr. Patience, as amended by that certain Amendment No. 2 filed on September 3, 2013 by Mr. Patience (collectively, the “Schedule 13D”), with respect to the common stock, $0.001 per share par value (the “Common Stock”), of Accelerate Diagnostics, Inc., a Delaware corporation formerly known as Accelr8 Technology Corporation (the “Company”).

Capitalized terms used herein and not otherwise defined in this Amendment No. 3 shall have the meanings set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is amended and supplemented by adding the following information to Item 3:

On December 15, 2015, the Company completed an underwritten public offering (the “Offering”) of 6,426,471 shares of Common Stock (the “Shares”). The Shares were issued and sold pursuant to an underwriting agreement (the “Underwriting Agreement”), dated December 9, 2015, by and among the Company and J.P. Morgan Securities LLC and Piper Jaffray & Co., as representatives of the several underwriters named therein (collectively, the “Underwriters”), at a public offering price per share of $17.00. The Shares include 838,235 shares issued and sold pursuant to the Underwriters’ exercise in full of their option to purchase additional shares of common stock pursuant to the Underwriting Agreement.

Pursuant to the Offering, Mr. Patience acquired beneficial ownership of (i) 29,411 shares of Common Stock through the John Patience Defined Benefit Pension Plan and (ii) 264,706 shares of Common Stock through the Ventana Charitable Foundation.  Such shares were purchased by the John Patience Defined Benefit Pension Plan and the Ventana Charitable Foundation, respectively, in the Offering at the public offering price per share of $17.00 and were purchased using personal funds available to Mr. Patience and/or other funds available to the entities listed above.

Item 5. Interest in Securities of Issuer

Item 5(a) of Schedule 13D is amended and replaced in its entirety with the following:

(a) Based on information provided by the Company to Mr. Patience, after the completion of the Offering, there were 51,165,427 shares of Common Stock issued and outstanding. After giving effect to such transaction, Mr. Patience now beneficially owns 6,500,070 shares of Common Stock, representing 12.7% of the issued and outstanding Common Stock. The shares beneficially owned by Mr. Patience include 4,069,311 shares held by the John Patience Trust dated 7/23/1993; 2,071,162 shares held by Patience Enterprises LP; 29,411 shares held by the John Patience Defined Benefit Pension Plan; 264,706 shares held by Ventana Charitable Foundation; and 65,480 shares issuable to Mr. Patience individually in respect of stock options exercisable within 60 days of the date of this filing. Mr. Patience has sole voting and dispositive power with respect to the shares held by the John Patience Trust dated 7/23/1993, Patience Enterprises LP, the John Patience Defined Benefit Pension Plan, and the Ventana Charitable Foundation. Mr. Patience disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein, and the inclusion of these shares in this report shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 16 or for any other purpose.

CUSIP No. 00430H 102

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: December 28, 2015	By:	/s/ John Patience
John Patience